Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

October 5, 2012

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Ms. Hayes:

This letter is in response to the comments you raised in your letter dated September 17, 2012 based on your review of Santander Holdings USA, Inc.’s (the “Company” or “SHUSA”) Form 10-K for the Year Ended December 31, 2011 and Form 10Q for the Quarter Ended June 30, 2012.

Set forth below are responses to each of the Staff’s comments. For ease of reference, we have repeated the Staff’s comments indicating each comment in boldface text with our response below. We have also underlined proposed additions and struck through proposed text to be deleted in future filings.

Some information in this document (“Confidential Information”) has been redacted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission pursuant to Rule 83 under the Securities Exchange Act of 1934, as amended. Such redacted Confidential Information is indicated in the filed response with the notation “[**]” and is identified in the unredacted response separately provided to the Commission by brackets.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1. Business, page 5
Foreclosures, page 8

1.
We note that the consent order requires that you develop and implement plans to improve your mortgage servicing and foreclosure practices. Please expand your disclosure to describe the improvements and the status of your efforts to implement these improvements.

Response: The Company acknowledges the Staff’s comment and will include additional disclosure in future filings, to the extent applicable, similar to the following:
The Order requires the Bank to take a number of actions, including designating a Board committee to monitor and coordinate the Bank’s compliance with the provisions of the Order, developing and implementing plans to improve the Bank’s mortgage servicing and foreclosure practices, designating a single point of contact for borrowers throughout the loss and mitigation foreclosure processes and taking certain other remedial actions. The Bank has made significant progress in complying with these requirements.  Specifically, the Bank has:

•	retained an independent consultant to conduct a review of certain foreclosure actions or proceedings for loans serviced by the Bank;

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

•
strengthened coordination with its borrowers by providing them with a single point of contact to avoid borrower confusion and ensure effective communication in connection with any foreclosure, loss mitigation, or loan modification activities;

•	improved processes and controls to ensure that foreclosures are not pursued once a mortgage has been approved for modification, unless repayments under the modified loan are not made;

•	enhanced controls and oversight over the activities of third-party vendors including external legal counsel and Mortgage Electronic Registration Systems, Inc. (MERS);

•
strengthened its compliance programs to ensure mortgage-servicing and foreclosure operations comply with all applicable legal requirements and supervisory guidance , and assure appropriate policies and procedures staffing, training oversight, and quality control of those processes;

•
improved its management information systems for foreclosure, loss mitigation and loan modification activities that ensure timely delivery of complete and accurate information to facilitate effective decision making.

•	centralized governance and management for the originations, servicing and collections of the mortgage business

~~Under the Consent Order, the Bank has retained an independent consultant to conduct a review of certain foreclosure actions or proceedings for loans serviced by the Bank.~~
Item 1A. Risk Factors, page 13

2.
Your Risk factor section is required to disclose your “most significant” risk factors, not “several” risk factors. Please confirm that the Risk Factors you disclosed in your Form 10-K were your “most significant” risk factors and change the lead in of your future filings to conform to this language. Refer to Item 503(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms the Form 10-K for the Annual Period Ended December 31, 2011 consisted of its “most significant” Risk Factors. The Company will conform to this language and will revise the lead-in language in the risk factors section in future filings.

Impact of Future Regulation Changes May Have an Adverse Impact on the Company’s Profitability, page 14

3.
Please expand the discussion to identify the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act that you expect to have a material impact on your operations and/or financial condition and describe the expected impact. You may provide this discussion as part of one risk factor or you may include separate risk factors. However, the cross-reference to the Business

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

section is not sufficient. Your discussion should include, but not be limited to the consequences of having more than $50 billion in total consolidated assets.

Response: The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-K for the year-ended December 31, 2012, the Company will expand the discussion within the risk factors section to include language, to the extent applicable, similar to the following:

Congress often considers new financial industry legislation, and the federal banking agencies routinely propose new regulations. New legislation and regulation may include ~~dramatic~~ changes with respect to the federal deposit insurance system, consumer financial protection measures, compensation and systematic risk oversight authority. There can be no assurances that new legislation and regulations will not adversely affect us.

On July 21, 2010, ~~President Obama signed into law~~ the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the “Act”), which instituted major changes to the banking and financial institutions regulatory regimes in light of the recent performance of, and government intervention in, the financial services sector. The act includes a number of specific provisions designated to promote enhanced supervision and regulation of financials firms and financial markets~~, protect consumers and investors from financial abuse and provide the government with tools to manage a financial crisis and raise international regulatory standards~~. The act ~~also~~ introduces a substantial number of reforms that reshape the structure of the regulation of the financial services industry, requiring that ~~more than 60 studies to be conducted and~~ more than 200 regulations to be written over the next two years. Although the ~~true~~ full impact of this legislation on the Company ~~to SHUSA~~ and the industry will be unknown until these regulations are complete, the~~y~~ enhanced regulation will involve higher compliance costs and certain elements, such as the debit interchange legislation, will negatively affect the Company's revenue and earnings. ~~See further discussion on Dodd-Frank in Item 1-Business.~~

More specifically, the Act imposes heightened prudential requirements on bank holding companies with at least $50.0 billion in total consolidated assets, which includes the Company, and requires the Federal Reserve Board (FRB) to establish prudential standards for such bank holding companies that are more stringent than those applicable to other bank holding companies, including standards for risk-based capital requirements and leverage limits; heightened capital standards, including eliminating trust preferred securities as tier 1 regulatory capital, enhanced risk-management requirements, and credit exposure reporting and concentration limits. These changes are expected to impact the profitability and growth of the Company.

The Act mandates an enhanced supervision framework, which means that the Company will be subject to annual stress tests by the FRB, and the Company and the Bank will be required to conduct semi-annual and annual stress tests, respectively, reporting results to the FRB and the OCC. The FRB also has discretionary authority to establish additional prudential standards, on its own or at the Financial Stability Oversight Council's recommendation, regarding contingent capital, enhanced public disclosures, short-term debt limits, and otherwise as it deems appropriate.

Under the Durbin Amendment to the Act, on June 29, 2011 the FRB issued the final rule implementing debit card interchange fee and routing regulation rules. The final rule establishes standards for assessing whether debit card interchange fees received by debit card issuers are “reasonable and proportional” to the costs incurred by issuers for electronic debit transactions and prohibits network exclusivity arrangements on debit cards to ensure merchants have choices in how debit card transactions are routed. The impact of the Durbin amendment on the Bank has been approximately $50-60 million of lost revenues on an annual basis.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

The Act established the Consumer Financial Protection Bureau (CFPB) which has broad powers to set the requirements around the terms and conditions of financial products. This is expected to result in increased compliance costs and may results in reduced revenue.

The Bank routinely executes interest rate swaps for the management of its asset-liability mix, and also executes such swaps with its borrower clients. Under the Act, the Bank will be required to post an Independent Amount (IA) with its counterparties and clearing exchanges. While clearing these financial instruments offers some benefits and additional transparency in valuation, the dynamic nature of the IA calculation will add to the funding volatility of the Bank and potentially require higher capital levels in future periods. The systems requirements for clearing execution add operational complexities to the business and accordingly increase operational risk exposure.

Provisions under the Act concerning the applicability of state consumer protection laws to national banks, including the Bank, became effective on July 21, 2011. Questions may arise as to whether certain state consumer financial laws that may have previously been preempted by federal law are no longer preempted as a result of the effectiveness of these new provisions. Depending on how such questions are resolved, the Bank may experience an increase in state-level regulation of its retail banking business and additional compliance obligations, revenue impacts and costs.

The Act and certain other legislation and regulations impose various restrictions on compensation of certain executive offers. Our ability to attract and/or retain talented personnel may be adversely affected by these developments.

Other requirements of the Act include increases to the amount of deposit insurance assessments the Bank must pay; changes to the nature and levels of fees charged to consumers which are negatively affecting the Bank's income; banning banking organizations from engaging in proprietary trading and restricting their sponsorship of, or investing in, hedge funds and private equity funds, subject to limited exceptions, and increasing regulation of the derivative markets through measures that broaden the derivative instruments subject to regulation and require clearing and exchange trading as well as imposing additional capital and margin requirements for derivative market participants which will increase the cost of conducting this business.

The overall impact of the Act to the Company will be unknown until these reforms are complete. They have and will reduce revenues and increase compliance costs.

The Company is Subject to Substantial Regulation Which Could Adversely Affect Its Business and Operations, page 15

4.	To the extent there are any proposals that would have a significant impact on your business, if implemented, please identify the proposals and expected impact.

Response: The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-K for the year-ended December 31, 2012, the Company will expand the discussion within the risk factors section to include language, to the extent applicable, similar to the following:

~~The regulatory agencies having jurisdiction over banks and thrifts have under consideration a number of possible rulemaking initiatives which impact bank and thrift and bank and bank holding company capital~~

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

~~requirements. Adoption of one or more of these proposed rules could have an adverse effect on the Company and the Bank~~

The Act imposes heightened prudential requirements on bank holding companies with at least $50.0 billion in total consolidated assets, which includes the Company, and requires FRB to establish prudential standards for such bank holding companies that are more stringent than those applicable to other bank holding companies, including standards for risk-based capital requirements and leverage limits; heightened capital standards, including eliminating trust preferred securities as tier 1 regulatory capital, enhanced risk-management requirements, and credit exposure reporting and concentration limits. These changes are expected to impact the profitability and growth of the Company. Provisions under the Act concerning the applicability of state consumer protection laws to national banks, including the Bank became effective on July 21, 2011 and are no longer proposals. However, questions may arise as to whether certain state consumer financial laws that may have previously been preempted by federal law are no longer preempted as a result of the effectiveness of these new provisions. Depending on how such questions are resolved, the Bank may experience an increase in state-level regulation of its retail banking business and additional compliance obligations, revenue impacts and costs. The Act also contains provisions that are in the process of being implemented which increase regulation of the derivative markets through measures that broaden the derivative instruments subject to regulation and requiring clearing and exchange trading as well as imposing additional capital and margin requirements for derivative market participants. These measures will increase the cost of conducting this business. The Act established the Consumer Financial Protection Bureau (CFPB) which has broad powers to set requirements around the terms and conditions of financial products. This is expected to result in increased compliance costs and may results in reduced revenue.

New and evolving capital standards, both as a result of the Act and the implementation in the U.S. of Basel III, could have a significant effect on banks and BHCs, including SHUSA and its bank subsidiaries. On August 30, 2012, the U.S. banking agencies published in the Federal Register three Notices of Proposed Rulemaking (the “NPRs”) that, among other things, implement Basel III in the U.S. The comment period for the NPRs expires on October 22, 2012. Among other things, the NPRs, as proposed, will narrow the definition of regulatory capital and establish higher minimum risk-based capital ratios that, when fully phased in, will require banking organizations, including SHUSA and its banking subsidiaries, to maintain a minimum “common equity Tier 1” (or “CET1”) ratio of 4.5%, a Tier 1 Capital ratio of 6.0%, and a Total Capital ratio of 8.0%. A capital conservation buffer of 2.5% above each of these levels (to be phased in over three years beginning in 2016) will also be required in order for banking institutions to avoid restrictions on their ability to make capital distributions, including the payment of dividends. The implementation of certain regulations and standards with regard to regulatory capital could disproportionately affect our regulatory capital position relative to that of our competitors, including those that may not be subject to the same regulatory requirements, which could put further pressure on the price of our securities.

The NPRs are highly complex, and are subject to revisions based on the public comment process. Therefore, many aspects of their application will remain uncertain and the full impact on the Company will not be known until the rules are finalized and the Company can analyze the impact under those final rules.

Historically, regulation and monitoring of bank and BHC liquidity has been addressed as a supervisory matter, both in the U.S. and internationally, without required formulaic measures. The Basel III liquidity framework requires banks and BHCs to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio (“LCR”), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

horizon. The other, referred to as the net stable funding ratio (“NSFR”), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements would incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long term debt as a funding source. The Basel III liquidity framework contemplates that the LCR will be subject to an observation period continuing through mid-2013 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard on January 1, 2015.
Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by January 1, 2018. The Basel Committee reportedly is considering revisions to the Basel III liquidity framework as presented in December 2010. The U.S. banking agencies have not yet proposed rules implementing the Basel III liquidity framework for U.S. banking organizations.

Systems Integration Risks Exist Related…, page 16

5.
Please confirm that this is still a risk considering that you were acquired on January 30, 2009. If it is still a risk, please update this description to describe the systems integration issues that you are currently experiencing.

Response: The Company acknowledges the Staff’s comment, and in future filings, to the extent applicable, the Company will expand its discussion of its risk factors to include language similar to the following:

Systems integration risks are typically broad-reaching, and impact multiple processes. As such, they are difficult to mitigate. In 2012, the Company continued to make a significant investment in technology with the IT Core project, which changed its production system and infrastructures by incorporating all the retail branch systems on a common platform. While the overall conversion was successful, the resolution of issues identified in the transition process will impact technology resources for some time. As well, there will likely be additional downstream projects identified as the impact of process change is felt. As such, the risk still exists, and is part of the Non-prudential Operational risk category in the Company’s Risk Tolerance Statement. However, the Company believes these risks are manageable and within the permitted Risk Tolerance.

Reputational and Compliance Risk…, page 16

6.
Please revise this discussion to describe your reputational and compliance risks are related to you foreclosure activities and describe the potential consequences. Please note that the cross-reference to the discussion in the Business section is not sufficient.

Response: The Company acknowledges the Staff’s comment and will include additional disclosure under the caption "Reputational and Compliance Risk Exist Related to the Company’s Foreclosure Activities" in future filings, to the extent applicable, similar to the following:

~~Please refer to Foreclosures section within Item 1 - Business and Note 22 to the Consolidated Financial Statements for further discussion.~~
On April 13, 2011, the Bank consented to the issuance of an order by the Bank’s previous primary federal banking regulator, the Office of Thrift Supervision (“OTS”), as part of an interagency horizontal review of foreclosure practices at 14 mortgage servicers. The Bank, upon its conversion to a national bank on January

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

26, 2012, entered into a stipulation consenting to the issuance of a Consent Order (the "Order") issued by the Office of the Comptroller of the Currency, which contains the same terms as the OTS consent order. The Order requires the Bank to take a number of actions, including designating a Board committee to monitor and coordinate the Bank’s compliance with the provisions of the Order, developing and implementing plans to improve the Bank’s mortgage servicing and foreclosure practices, designating a single point of contact for borrowers throughout the loss and mitigation foreclosure processes and taking certain other remedial actions. Under the Consent Order, the Bank has retained an independent consultant to conduct a review of certain foreclosure actions or proceedings for loans serviced by the Bank. The Order will remain in effect until modified or terminated by the OCC. Any material failure to comply with the provisions of the Order could result in additional enforcement actions by the OCC. Regulatory enforcement actions are public and can be potentially damaging to the recipient’s reputation as an institution focused on serving its customers as well as one that is committed to meeting all regulatory requirements. Such an action could cause a loss of confidence by the Bank’s customers and the communities served by the Bank. There can be no assurance that the Bank will be able to comply fully with the provisions of the Order, or to do so within the timeframes required, or that compliance with the Order will not be more time consuming, more expensive, or require more managerial time than anticipated. The Bank may also be subject to remediation costs and civil money penalties under the Order (also a matter of public record) or it could be subject to other proceedings or investigations with respect to its foreclosure activities including, litigation and claims from the owners of, investors in, or purchasers of mortgages originated or serviced by the Bank; homeowners involved in foreclosure proceedings or various mortgage-related insurance programs; downstream purchasers of homes sold after foreclosure; title insurers; and other potential claimants. At this time the Company cannot predict the ultimate overall cost to or effect upon it from such actions, although they could result in significant expense. Additionally, the issues described above may affect the value of our ownership interests, direct or indirect, in property subject to foreclosure and cause delays in processing foreclosures which, in turn, could result in an increase in nonperforming loans, additional servicing costs and possible demands for contractual fees or penalties under servicing agreements.

Item 7. Management’s Discussion and Analysis, page 20

7.
We note your references to your “risk management framework,” “Executive Risk Management Committee,” and “Corporate Risk Management.” Additionally, we note your discussion of “credit risk management.” Please provide a discussion of your risk management framework as it relates to other risks inherent to your business. The discussion should explain how information is communicated to the board of directors and senior management.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Bank has initiated a plan to enhance its risk management framework. In future filings, we will include additional disclosure similar to the language below that provides more detail regarding our enhanced risk management structure.
In 2012, the Company initiated an enhancement of our risk management process and put in place an Enterprise-wide Risk Management department, headed by the Chief Risk Officer (CRO) to provide risk oversight to senior management and the Board of Directors (Board). The Board of the Bank approves the Risk Tolerance Statement, which details the types of risk and size of the risk taking activities permissible for the Chief Executive Officer (CEO) to take in the execution of business strategy. The Risk Tolerance Statement is the Board of Directors’ explicit statement of the boundaries within which executive management is expected to operate.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

The Risk Tolerance Statement is the basis for the Risk Framework, which ties together the strategic plan and the budget, to ensure that the Bank is taking risks appropriate to the strategy and risk appetite, and that the risks are adequately and independently controlled, and the controls are effective.
The Risk Framework sets out the high level principles for risk management at the Bank. The CEO is ultimately responsible for risk management. The Board authorizes the amount and type of risks that can be taken. A Board Committee, the Board Enterprise Risk Committee (BERC), advises the Board on this decision. The role of the CRO is one of independent oversight, ensuring the adequacy, appropriateness, and effectiveness of the Risk Framework. To perform this task, the CRO sets the agenda for the BERC and advises the BERC on the decision of whether or not to recommend approval of the Risk Framework to the Board.
The Risk Framework aids the CEO in ensuring that risk-taking mandates are appropriately and transparently delegated; that risk-takers are accountable; and that risk-taking mandates are executed within prudent controls and under appropriate governance. When combined with pricing discipline and prudent, effective controls, this process serves to optimize risk taking within the constraints of capital adequacy, liquidity, and asset quality to the benefit of the Bank’s stakeholders.
The risk management governance is designed to provide a structured approach to allocating responsibilities for identification, measurement and assessment, monitoring, controlling and communicating financial and non-financial risk within the Bank.
The Risk Framework is being established through the Company, with risk definitions, governance processes and risk controls being harmonized. A Risk Tolerance Statement for the Company is being developed.
Risk is multi-faceted and variable. The Framework provides flexibility to encompass new risks as they emerge, or current risks as they change. Change can come either idiosyncratically, through changes to the risk profile of the Bank or due to an external or systematic change in the types of risk to which we are vulnerable. As risks change, the allocation of capital can change, and/or the expected return appropriate for taking on risk can change. Therefore, the Risk Tolerance must be designed so that changes in strategy and risk-taking amount can be modified with the appropriate authority.
The Company and the Bank have established a governance structure based on three lines of defense against loss. The first line of defense (business line management and staff) reports into the CEO and is responsible for risk management. The second line of defense reports into the CRO and is responsible for risk oversight. The third line of defense reports into the Chief Auditor and is responsible for review and assessment of the control infrastructure. Both the second and third lines of defense report into Board Committees.

Credit Risk Environment, page 23

8.
In future filings please quantify any additional costs and collateral requirements that have been triggered by the downgrade in your credit ratings under your derivative contracts and other borrowings.

Response: The Company acknowledges the Staff’s comment and will enhance disclosures in future filings by expanding its discussion related to credit rating implications in both Item 1A Risk Factors and Item 7 MD&A similar to the following, respectively:
Risk Factors expanded discussion:
Changes to the credit ratings of SHUSA, Santander Group or the Kingdom of Spain could have a material adverse effect on the business, financial condition and results of operations of SHUSA.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

The credit ratings of SHUSA have changed in the past and may change in the future, which could impact its cost of, access to and sources of financing and liquidity. Any reductions in the long-term or short-term credit ratings of SHUSA would increase its borrowing costs, require SHUSA to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit SHUSA’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Credit ratings are also important to SHUSA when competing in certain markets, such as the market for standby letters of credit. As a result, any reductions in SHUSA’s long-term or short-term credit ratings could have a material adverse impact on SHUSA’s business, financial condition and results of operations.
MD&A expanded discussion:
SHUSA funds its operations independently of the other entities within Santander Group and believes its business is not necessarily closely related to the business or outlook of the rest of Santander Group. However, in June 2012, Moody’s Investors Service downgraded the ratings of SHUSA, Sovereign Bank, N.A, citing challenges faced by Santander Group. Future adverse changes in the credit ratings of Santander Group or the Kingdom of Spain could also further adversely impact SHUSA’s or its subsidiaries’ credit ratings, and any other adverse change in the condition of Santander Group could adversely affect SHUSA.
As of June 30, 2012, due to a decrease in its Moody’s ratings, the Bank was required to post an additional $23 million of collateral to comply with the terms of existing derivative agreements. The Bank estimates a further 1 or 2 notch downgrade by either S&P or Moody’s would require the bank to post approximately an additional $6 million or $8.3 million, respectively, in order to comply with existing derivative agreements.
In addition to the decrease in long term ratings, the Bank’s short term ratings have been reduced from A1/P1 to A2/P2. The Bank confirms for customers Variable Rate Demand Notes (VRDB). Due to the downgrade, the Company expects to continue to incur additional costs to comply with these VRDB agreements.

Critical Accounting Policies, page 40
Goodwill, page 42

9.
We note that you have recorded $3.4 billion in goodwill as of December 31, 2011, and this goodwill is included within your Retail Banking and Corporate operating segments. Please revise your disclosure in future filings to state, if true, that goodwill does not exist at reporting units that are at risk of failing step one. If that is not true, revise your disclosure in future filings to include the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test for each reporting unit.

•	The amount of goodwill allocated to each reporting unit.

•	A description of the methods and key assumptions used and how the key assumptions were determined.

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: The Company acknowledges the Staff’s comment, and in future filings, beginning with our Form 10-K for the year-ended December 31, 2012, the Company will expand its discussion within the Critical Accounting Policies section of the MD&A to include language, to the extent applicable, similar to the following:

The acquisition method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets acquired and liabilities assumed. The excess of the purchase price of an acquired business over the fair value of the identifiable assets and liabilities represents goodwill. ~~Goodwill totaled $3.4 billion at December 31, 2011.~~
Goodwill and other indefinite lived intangible assets are not amortized on a recurring basis, but rather are subject to periodic impairment testing. ~~Goodwill is tested for impairment at the reporting unit level. Reporting units are operating segments or one level below an operating segment.~~
~~The impairment test for goodwill is performed annually or more frequently if changes in circumstances or the occurrence of events indicate impairment potentially exists. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires SHUSA to identify the reporting units and compare the fair value of each reporting unit to its respective carrying amount, including its allocated goodwill. If the carrying value is higher than the fair value, an indication that impairment exists and a second step must be performed. The second step entails calculating the implied fair value of goodwill as if a reporting unit is purchased at its step 1 fair value. This is determined in the same manner as goodwill in a business combination. If the implied fair value of goodwill is in excess of the reporting units allocated goodwill amount then no impairment charge is required.~~

~~Determining the fair value of its reporting units requires management to allocate assets and liabilities to such units and make certain judgments and assumptions related to various items, including discount rates, future estimates of operating results, etc. If alternative assumptions or estimates had been used, the fair value of each reporting unit determined by the Company may have been different. However, management believes that the estimates or assumptions used in the goodwill impairment analysis for its business units were reasonable. The Company utilized income and market approaches to estimate the fair value of its reporting units.~~

The Company conducts its evaluation of goodwill impairment at the reporting unit level on an annual basis, and more frequently if events or circumstances indicate that the carrying value of a reporting unit exceeds its fair value. A reporting unit is an operating segment or one level below. As of December 31, 2011, the reporting units with assigned goodwill were the Retail Banking and Corporate operating segments.
Under ASC 350, Intangibles – Goodwill and Other, an entity’s goodwill impairment analysis is required to be done in two steps; unless that entity determines based on certain qualitative factors that it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is greater than its carrying amount, including goodwill, in which case the two step process may be bypassed. It is worth noting that an entity has an unconditional option to bypass the preceding qualitative assessment (often referred to as “step 0”) for any reporting unit in any period and proceed directly to the first step of the goodwill impairment test. Guidance related to step 0 was issued in connection with ASU 2011-08, effective for the Company on January 1, 2012 with early adoption permitted. The Company did not early adopt ASU 2011-08, and as a result, did not apply its provisions (step 0) in its annual 2011 goodwill impairment analysis.

The first step required by ASC 350 includes a comparison of the fair value of each reporting unit to its respective carrying amount, including its allocated goodwill. If the fair value of the reporting unit is in excess

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying value of the reporting unit is higher than the fair value, there is an indication that impairment exists and a second step must be performed to measure the amount of impairment, if any, for that reporting unit.

When required, the second step of testing involves calculating the implied fair value for each of the affected reporting units. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that is recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. If the implied fair value of goodwill is in excess of the reporting unit’s allocated goodwill amount then no impairment charge is required. If the amount of goodwill allocated to the reporting unit exceeds the implied fair value of the goodwill, an impairment charged is recognized for the excess. A recognized impairment charge cannot exceed the amount of goodwill allocated to a reporting unit and cannot subsequently be reversed even if the fair value of the reporting unit recovers. As both of our reporting units’ fair value exceeded their carrying amounts, we were not required to perform the second step in 2011.

Goodwill impairment testing involves management judgment, requiring an assessment of whether the carrying value of the reporting unit can be supported by the fair value of the individual reporting unit using widely accepted valuation techniques, such as the market approach (earnings and price-to-book value multiples of comparable public companies) and/or the income approach (discounted cash flow (DCF) method).
The Company applied the preceding methodologies utilizing a number of factors, including actual operating results, future business plans, economic projections, and market data.

The market approach included earnings and price-to-book value multiples of comparable public companies which were applied to the reporting units’ earnings and equity for the Corporate reporting unit and to equity for the Retail reporting unit.

The DCF method of the income approach incorporated the reporting units’ forecasted cash flows, including a terminal value to estimate the fair value of cash flows beyond the final year of the forecasts. The discount rates utilized to obtain the net present value of the reporting units’ cash flows were estimated using the capital asset pricing model. Significant inputs to this model include a risk-free rate of return, beta (which is a measure of the level of non-diversifiable risk associated with comparable companies for each specific reporting unit), market equity risk premium, and in certain cases an unsystematic (Company-specific) risk factor. The unsystematic risk factor is the input that specifically addresses uncertainty related to the Company’s projections of earnings and growth, including the uncertainty related to loss expectations. The Company utilized discount rates that it believes adequately reflect the risk and uncertainty in the financial markets generally and specifically in its internally developed forecasts. The Company estimated expected rates of equity returns based on historical market returns and risk/return rates for similar industries of the reporting unit. The Company uses its internal forecasts to estimate future cash flows and actual results may differ from forecasted results.
Both reporting units also had a control premium of 35% which was calculated by reviewing historical banking industry control premiums. The results of the income and market approaches were weighted to arrive at the final fair value of each reporting unit.

The Company completed its annual goodwill impairment test as of December 31, 2011 and determined that no impairment existed. The following table shows the allocation of goodwill to the reporting units for purposes of goodwill impairment testing and the percentage of fair value in excess of carrying value, as determined from both a quantitative and qualitative perspective:

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

	Retail Banking	Specialized Business	Corporate	Global Banking and Markets	SCUSA	Total
	(in thousands)
Goodwill at December 31, 2010	$2,259,179	$—	$1,172,302	$—	$692,870	$4,124,351
Effect of SCUSA Transaction	—	—	—	—	(692,870)	(692,870)
Goodwill at December 31, 2011	$2,259,179	$—	$1,172,302	$—	$—	$3,431,481

Fair value Exceeds Carrying Value	15%		35%

The fair value determinations mentioned above require considerable judgment and are sensitive to changes in underlying assumptions and factors.  As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future.  Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

◦	A prolonged downturn in the business environment in which the reporting units operate

◦	An economic recovery that significantly differs from our assumptions in timing or degree

◦	Volatility in equity and debt markets resulting in higher discount rates; and

◦	Unexpected regulatory changes

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded.  However, it is not possible as this time to determine if an impairment charge would result or if such a charge would be material.

Item 8. Financial Statements and Supplementary Data, page 63
Notes to Consolidated Financial Statements, page 74
Note 1 – Summary of Significant Accounting Policies, page 74
Loans held for investment, page 76

10.
On page 47, you disclose that loans remain on non-accrual until the loan is able to sustain a period of repayment which makes the loan less than 90 days delinquent for a monthly amortizing loan. Please revise your disclosure to clarify what you mean by this statement. For example, if a loan is past due 120 days, do you require only 1-2 payments before returning the loan to accrual status, or do you require a sustained period of time during which a loan is less than 90 days past due?

Response: The Company acknowledges the Staff’s comment and will expand disclosures in its MD&A related to its nonperforming assets to include language similar to the following:

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

~~The Company places all commercial and residential mortgage loans on non-performing status at 90 days delinquent or sooner if management believes the loan has become impaired unless return to current status is expected imminently. A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay (e.g. less than 90 days) or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired.~~
~~For the majority of auto loans, the accrual of interest is discontinued and reversed once an account becomes past due 60 days or more. All other consumer loans, excluding credit cards, continue to accrue interest until they are 90 days delinquent, at which point they are either charged-off or placed on non-accrual status and anticipated losses are reserved. Credit cards remain accruing interest until they are 180 days delinquent, at which point they are charged-off and all interest is removed from interest income. At 180 days delinquent, anticipated losses on residential real estate loans are fully reserved for or charged off.~~
~~Generally loans that have been classified as non-accrual remain classified as non-accrual until the loan is able to sustain a period of repayment which makes the loan less than 90 days delinquent for a monthly amortizing loan at which time, accrual of interest resumes.~~
Nonperforming Assets consists of nonaccrual loans and leases, which represent loans and leases no longer accruing interest, OREO properties, and other repossessed assets.  When interest accruals are suspended, accrued interest income is reversed with accruals charged to earnings. The Company places all commercial, consumer and residential mortgage loans except credit cards on nonaccrual status at 90 days past due for interest, principal or maturity, or earlier if it is determined that the collection of principal or interest on the loan is in doubt.  Credit cards continue to accrue interest until they are 180 days delinquent, at which point they are charged-off and all interest is removed from interest income.  In all instances, when the borrower’s ability to make required interest and principal payments has resumed and collectability is no longer in doubt, the loan or lease is returned to accrual status. Generally, commercial loans categorized as nonaccrual remain in nonaccrual status until the payment status is current and an event occurs that fully remediates the impairment or until the loan demonstrates a sustained period of performance without a past due event, typically six months but a minimum of 90 days, and there is reasonable assurance as to the collectability of all amounts contractually due.  Within the consumer and residential mortgage portfolios the accrual status is generally systematically driven such that if the customer makes payment that brings the loan below 90 days past due, the loan automatically will return to accrual status.

Note 3 – SCUSA Transaction, page 84

11.
You disclose on page 85 that the SCUSA Transaction reduced your ownership interest in SCUSA and resulted in shared control with the New Investors such that no one party has the power to direct activities that most significantly impact SCUSA’s economic performance. Please provide us with your accounting analysis for this transaction, and in your response, address the following:

Response: The Company respectively informs the Staff that upon consideration of this comment and further evaluation of the disclosure provided in our filing, the Company acknowledges that use of the phrase “no one party has the power to direct activities that most significantly impact SCUSA’s economic performance” may have implied to the users of the financial statements that the appropriateness of the deconsolidation of SCUSA as a result of the transaction was performed based on a variable interest entity model. Rather, upon assessment of the criteria in ASC 810-10-15-14 as discussed in more detail below, it has always been our conclusion that the application of the voting interest entity model to evaluate SCUSA for deconsolidation was appropriate. As a result the Company evaluated SCUSA under the voting interest entity model of ASC 810-10 and concluded

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

that the Company did not hold a controlling financial interest in SCUSA given the substantive participating rights held by the non-controlling interest holders. Accordingly, our consolidation conclusion was not based on the evaluation of the power to direct the activities of SCUSA that most significantly impact SCUSA’s economic performance as outlined in ASC 810-10-25-38A.
Notwithstanding our use of the words “the power to direct activities that most significantly impact SCUSA’s economic performance” which come from the ASC guidance applicable to a VIE, that concept still holds true in the concepts applicable to voting interest entities. In other words, the conclusion we reached to deconsolidate SCUSA would have been the same under either the variable or voting interest entity models due to the fact that Board Reserved Matters, which include substantive participating rights related to the strategic financial and operating decisions of SCUSA, are jointly shared by the Shareholders.
To further clarify our disclosure, please refer to our response to the Staff’s comment number 12 below.
At the time of the transaction we assessed each of the characteristics outlined in ASC 810-10-15-14 to determine whether SCUSA should be considered a VIE. To the extent SCUSA possessed any of the following characteristics, it would have been considered a VIE. Ultimately, we determined SCUSA did not possess any of the following characteristics, and as a result, evaluated our investment in SCUSA under the voting interest entity model.
ASC 810-10-15-14 Evaluation:

Criteria	Analysis

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Insufficient Equity at Risk [ASC 810-10-15-14(a)]
SCUSA has sufficient equity at risk for it to finance its activities without additional subordinated financial support provided by any parties, including equity holders. Prior to the transaction, SCUSA was capitalized with approximately $1 billion of common equity. The transaction resulted in an additional $1 billion contributed by Sponsor Auto Finance Holdings Series LP (the “Sponsor Entity”), principally owned by the following unrelated third parties, Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P., and Centerbridge Partners L.P., (collectively, the “New Investors”). This represents a significant level of investment at risk. SCUSA’s common equity meets the characteristics of equity under GAAP since there are no features that result in an unconditional obligation to pay cash or a variable number of shares to the equity holders.

We note that our assessment of sufficiency of equity investment at risk should be made on a fair value basis rather than GAAP equity. We estimate the fair value of the equity investment at risk to be approximately $4 billion (based on the New Investors’ contribution of $1 billion for 24% of the common equity through the Sponsor Entity) before any adjustments. For purposes of assessing equity at risk, we excluded (1) SCUSA’s maximum contingent adjustment payment of $595 million (see further analysis below related to the contingent adjustment payment), and (2) the equity investment financed by Banco Santander S.A. for Mr. Dundon (through DDFS LLC, which is wholly-owned by Mr. Dundon). Ultimately we concluded that the remaining equity at risk is sufficient to operate without additional subordinated financial support. Our conclusion, in large part, is based on the fact that SCUSA has been able to sustain profitable operations since inception even during recent economic conditions.

We further looked at comparable companies that engage in the purchase, securitization, and servicing of retail installment contracts that hold assets of similar quality, and noted that SCUSA had comparable Tangible Common Equity over Tangible Assets (TCE/TA) equity both including and excluding its securitized assets compared to its peers. Based upon this evaluation, we believe SCUSA to be adequately capitalized because SCUSA has operated with significantly less capital levels prior to the transaction and has demonstrated since its inception an ability to operate without losses and pay significant dividends.

We also considered the current asset base of SCUSA which is significantly concentrated in high risk assets (sub-prime loans collateralized by autos), which could attract a higher capital requirement under frameworks used by banks and bank holding companies and determined that the company’s equity investment at risk would be well in excess of 10% (approximately 16% based on the fair value of SCUSA’s equity).

In addition, we note that SCUSA performed several separate stress scenarios applying stress through economic hardship and market disruption. Stress was applied for varying time periods and in combination. Based on the stress test results, SCUSA has sufficient liquidity to weather deterioration of the economy and disruption of the market.

We determined that the analysis provides sufficient substantive evidence to support the conclusion that the equity investment at risk is sufficient to enable SCUSA to finance its activities without subordinated financial support.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Holders of equity investment lack the power to direct the activities that most significantly impact SCUSA’s performance [ASC 810-10-15-14(b)(1)]
The equity holders do not lack the power to direct the activities that most significantly impact SCUSA’s performance. We determined that the activities that most significantly impact SCUSA’s economic performance are contained in section 5.2 (Shareholder Reserved Matters) of the Shareholder Agreement and Article III (Board Reserved Matters) of the Amended and Restated Bylaws of SCUSA which are controlled jointly by the Company and the Sponsor Entity.

These matters include power over the ability for SCUSA to enter into contracts, sell and acquire property and related assets, institute or settle litigation, declare dividends, incur indebtedness, issue equity, and control underwriting and collection activities through budget approvals. See further detailed discussion below of those powers.

Holders of equity investment lack the obligation to absorb SCUSA’s expected losses. [ASC 810-10-15-14(b)(2)]
The holders of the equity investment do not lack the obligation to absorb SCUSA’s expected losses. There is no debt guarantee from SHUSA or its related parties to SCUSA. In addition, losses are shared in proportion of ownership between the investors, and there are no guaranteed returns on equity investment at risk by SCUSA or by other related parties, other than those related to the contingent adjustment payment for which there is a ceiling of $595 million.

It is important to note that the Contingent Adjustment Payment was designed as a mechanism to ensure the appropriateness of the purchase price. Economically, the intent of this provision is to adjust the investment of both parties in the event SCUSA’s value differs from the fair value valuation at the consummation date of the transaction. Upon execution of the Agreement neither party expected payment under this provision. We performed an analysis and determined that the present value of the Contingent Adjustment was deminimis as of the transaction date.

The Company’s analysis takes the most conservative position and excluded the maximum payment amount of $595 million from the equity at risk total. In substance this is akin to a waterfall distribution rather than a guarantee of performance. Depending on 2 year net income amounts, either SHUSA or the Sponsor Entity would be entitled to priority distributions over the other party. In any event, the equity holders are still exposed to income and losses.

Moreover, the maximum possible exposure for SCUSA would be $595 million under the terms of the Contingent Adjustment Payment. Even if the maximum Contingent Adjustment Payment was made, the Sponsor Entity would still have $405 million at-risk. In addition, economically, a portion of their $595 million payment would be considered a return of capital based on their ownership stake in SCUSA. As a result, even under this scenario, the Sponsor Entity’s equity investment at-risk would be significant.

Holders of equity investment lack the right to receive SCUSA’s expected residual returns [ASC 810-10-15-14(b)(3)]
The holders of equity investment do not lack the right to receive SCUSA’s expected residual returns. Significant considerations include the following:
•    The return to the equity investors is not capped
•    There are no other variable interest holders that share the residual cash flows
•    SCUSA does not have participating debt
•    There are no contracts that allow for sharing in SCUSA’s expected residual returns such as service contracts, decision maker fees, license, royalty and similar arrangements.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present: 1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.
2. Substantially all of the legal entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. [ASC 810-10-15-14(c)]

SHUSA, the Sponsor Entity and Mr. Dundon hold approximately 65%, 24% and 11% of the economic risks, but SHUSA and the Sponsor Entity effectively have equal voting rights, as provided by each entity’s board representation. We considered and determined that the governance of SCUSA would be substantially different had voting rights been equal to economic rights. Although there is disproporionality in SCUSA’s economic ownership interests in relation to its voting rights, less than substantially all of SCUSA’s activities involve, or are conducted on behalf of, SHUSA. Accordingly, this criterion is not met.

In arriving at our conclusion, we note the following activities that either involve or are conducted by SCUSA on SHUSA’s behalf:

•    SCUSA serviced approximately $800 million of auto and $1.8 billion of RV/marine loans for the Company as of 12/31/2011;
•    SCUSA had a debt facility issued by Santander of $3.5 billion as of 12/31/2011.

SCUSA services significant amounts of loans for others in addition to the $14 billion of loans on their balance sheet and accordingly, these servicing activities are normal course activities that are not substantially conducted on SHUSA’s behalf. These loans serviced on SHUSA’s behalf represented approximately 16% of SCUSA’s servicing fee revenue or 9% of the net revenue for the year ended 12/31/2011. For SHUSA, these loans serviced by SCUSA represent approximately 5% of SHUSA lending portfolio. In addition, other than the assets SCUSA services for SHUSA, it would only be a coincidence if a SCUSA customer were a customer of SHUSA.

Prior to the consummation of the transaction, SCUSA’s funding from Santander constituted approximately 15% of the total liabilities of SCUSA, which are predominantly financed through secured warehouse and securitization arrangements with unrelated third parties. Subsequent to the transaction, SCUSA’s funding from Santander was reduced to approximately 12% of the total liabilities of SCUSA. As of 12/31/2011 the current financing arrangements were extended and credit availability from Santander was reduced to $2.0 billion. Accordingly, there was less dependency on Santander for funding, and the capital from the New Investors was used to reduce the outstanding debt (and lines) on Santander facilities. Consequently, the then-existing committed funding was terminated and replaced with new committed lines for substantially longer period and on different terms. Future financing arrangements, which could come from Santander, would be sought on market terms available to SCUSA. Therefore, we concluded that the borrowing activities of SCUSA are not substantially for the benefit of SHUSA or its related parties.

The foregoing servicing and warehouse lines are all done at arm’s-length/market rates. In connection with SCUSA’s financing in the form of warehouse lines of credit from Santander, the terms and interest rates are consistent with warehouse lines with unrelated third parties. At December 31, 2011 the average rate on the Santander provided warehouse lines was 2.06% and the range of rates on unrelated third party provided warehouse lines was 1.07% to 2.15%. In connection with loan servicing, the terms of these arrangements are consistent with those with unrelated third parties. The servicing agreement was approved by Sovereign Bank N.A.’s Transactions with Affiliates Committee based on information provided by an independent third party company with expertise in auto loan servicing arrangements. Consequently, we have concluded that they are arms-length and reflective of market.

We also note that SHUSA and its related parties (and all other shareholders) have no obligation to provide any additional capital contribution to SCUSA that may be necessary to cover operating shortfalls. Santander does not guarantee the securitization debt except for the servicing funds used for servicing activities.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Based on the preceding analysis, we concluded that SCUSA did not possess any characteristics of a VIE, and accordingly, evaluated whether SCUSA should be consolidated based on the voting interest model. As a result, a primary beneficiary analysis under ASC 810-10-25-38A was not considered necessary.

•	The factors that you considered in determining whether you were the primary beneficiary under ASC 810-10-25-38.
Response: ASC 810-10-25-38 is not applicable because we determined that SCUSA is not a VIE. However, we did consider this at the time of the transaction and determined that, hypothetically, if we were required to identify a primary beneficiary pursuant to paragraph 25-38A, we would not be the primary beneficiary because we lack “… the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.” We would lack that power because of the existence of substantive participating rights held by the Sponsor Entity in the form of the Board Reserved Matters (see ASC 810-10-25-38C).
There have been no material transactions or revisions to the facts, assumptions or circumstances subsequent to the transaction date that would have given rise to change or a re-evaluation of our accounting conclusions.
On at least a quarterly basis, or as events occur, we evaluate certain facts and circumstances which could cause SHUSA’s financial interest in SCUSA to change. These facts and circumstances include, but are not limited to, a change in SCUSA’s governing documents or contractual arrangements, a return of SHUSA’s original equity investment in SCUSA, or the acquisition of additional assets or participation in activities by SCUSA that would increase SCUSA’s expected losses beyond our original expectations. There have been no facts or circumstances identified that indicate SHUSA’s financial interest in SCUSA have changed.

•
The factors that you considered in determining whether this transaction included the involvement of related parties or de facto agents under ASC 810-10-25-43. Specifically, address the involvement of Thomas G. Dundon as a related party and investor in this transaction, including his involvement on the SHUSA Board and as the SCUSA CEO. It also appears that your parent company, Banco Santander, financed Mr. Dundon’s purchase of his additional interest in SCUSA pursuant to the Dundon Loan Agreement discussed in Exhibit 10.4.

Response: For accounting purposes, Mr. Dundon was considered a related party. Accordingly, this consideration was embedded throughout our accounting analysis. Thomas G. Dundon has served on the SHUSA Board of Directors since April 14, 2011 and is currently a member of this Board. Mr. Dundon also served on SHUSA’s primary subsidiary’s Board, Sovereign Bank N.A., from April 14, 2011 through January 2012. Mr. Dundon does not receive compensation from SHUSA or Sovereign Bank N.A. for his service as a director. In addition, Mr. Dundon has a line of credit agreement with SHUSA’s parent, Santander, and a close business relationship with Santander borne from its acquisition of SCUSA in 2006.
Noteworthy considerations related to this de facto agent conclusion included (i) evaluating the impact of Mr. Dundon’s line with respect to SCUSA’s equity at risk determination in accordance with ASC 810-10-15-14(a), (ii) evaluating whether Mr. Dundon’s role of SCUSA’s CEO and 11% shareholder affects the assessment of whether the minority participating rights are substantive, and (iii) evaluating whether there are any implications related to the $25 million investment by Mr. Dundon into the Sponsor Entity. Our conclusions related to these matters follows:

(i)	With respect to ASC 810-10-15-14(a), we reduced SCUSA’s equity investment at risk by the maximum exposure under the revolving credit commitment with DDFS LLC in determining

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

whether SCUSA had sufficient equity investment at risk, and further reduced the equity investment at risk by the maximum contingency payment of $595 million – even considering the most unfavorable outcome related to these adjustments, we concluded that the equity at risk is sufficient to finance the activities of SCUSA.

(ii)
We considered the role of SCUSA’s CEO investor in the assessment of whether the Sponsor Entity’s rights are substantive considering the governance structure particularly as it relates to Board Reserved Matters, since Mr. Dundon is deemed to be related party for accounting purposes. In accordance with Article VI of the SCUSA Shareholders Agreement, the number of the directors of the corporation constituting the entire board is twelve. SHUSA has the right to nominate seven individuals for election or reelection to the board of directors, the New Investors (via the Sponsor Entity) and Mr. Dundon have the right to nominate four and one board member respectively for election or reelection to the board of directors. Board Reserved Matters require the affirmative vote of both at least four SHUSA Directors and at least three Sponsor Entity directors. The intent with respect to Board Reserved Matters is for the legal governance to result in no single party controlling significant decisions of SCUSA, but rather the parties sharing control of such significant decisions. Of the five Sponsor Entity directors (collectively, the New Investors and Mr. Dundon), the New Investors control four seats and Mr. Dundon controls his one seat. Since only three of Sponsor Entity directors are needed for affirmative vote of the Reserved Matters, the Sponsor Entity shares control over Reserved Matters with SHUSA without regard to Mr. Dundon’s vote. Mr. Dundon is not required to vote in-line with any of the directors or vice-versa and there are no other arrangements or agreements regarding the nomination of directors between the New Investors and Mr. Dundon. In addition, the investors in Sponsor Entity are comprised of a substantively engaged investor group that is actively involved in the operations and oversight of SCUSA rather than a passive investor group, looking to following Mr. Dundon’s vote. We therefore concluded that the Sponsor Entity (controlled by the New Investors) possess substantive participating rights because the approval of Board Reserved Matters by the Sponsor directors can be achieved without the consensus of Mr. Dundon.

(iii)	[**]
Certain members of SCUSA management contributed $2.1 million to acquire less than 1% of the common stock in SCUSA, which in connection with SCUSA’s equity compensation plan, was used to retain SCUSA’s highly skilled executives and align its long term business objectives with the shareholders. As the amount is not material to the SCUSA entity as a whole, these management contributions were not considered to impact the accounting analysis performed by the Company.
No other related parties or de facto agents were involved in the transaction. The New Investors and their investment vehicle, Sponsor Entity, are unrelated third parties of the Company.

•	The factors you considered under ASC 810-10-25-38A through 25-38G, including the following:

◦	Your involvement with the design and purpose of the SCUSA transaction, including the risks designed to pass through to VIE holders (paragraph 25-38F); and

◦
Whether your 65% interest in SCUSA results in your obligation to absorb losses or your right to receive benefits being disproportionately greater than your stated power to direct the activities of SCUSA (paragraph 25-38G).

Response: While Santander and SHUSA were involved in the redesign of SCUSA; the Sponsor Entity is a substantive, unrelated third party that participated actively, through contract negotiation, in the redesign of

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

SCUSA. The Sponsor Entity acted on behalf of the New Investors and in their interests. The Sponsor Entity was not bound or required to enter into the agreement. The fact that the Sponsor Entity negotiated the right to participate in Board Reserved Matters shows that SHUSA’s role in the redesign of SCUSA did not allow SHUSA to establish arrangements that result in SHUSA directing the activities of SCUSA.
The Sponsor Entity is not merely acting as a silent investor. Rather they have extensive knowledge of the business and have become a strategic partner in areas in which SHUSA, and its parent, Santander, has limited or no expertise, such as the expansion into sub-prime and near-prime credit cards.
Although SHUSA possesses a disproportionately high economic interest relative it its voting rights, SHUSA does not possess the ability, either by the terms of the arrangement or in substance, to control SCUSA’s most significant operating and economic activities.
ASC 810-10-25-38G acknowledges that economic and disproportionate rights are merely a factor that “is not intended to be determinative in identifying a primary beneficiary…” Accordingly, the size of SHUSA’s economic interest is not determinative, but rather whether or not SHUSA possess the right to direct the activities that most significantly impact SCUSA’s economic performance. It is important to note that since SCUSA is not a VIE, we considered ASC 810-10-25-13(a) which states “Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor's economic interest in the investee decreases.” Again, we note that this is also a consideration point only rather than a determinative factor. Our conclusion was largely based on the facts/control activities discussed above such that we do not believe the level of disparity is indicative of control, as we note there is no bright-line rule related to the amount of disparity that would determine control. We believe the structure of the SCUSA Board of Directors and the substance of the Board Reserved Matters clearly indicate that SHUSA cannot direct the activities that most significantly impact SCUSA’s economic performance.
Critical to our accounting analysis was the determination of whether the Sponsor Entity’s rights met the definition of substantive participating rights or are merely protective in nature. ASC 810-10-25-11 describes and provides illustrative examples of substantive participating rights and states the following:
Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:
a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures
b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.
In our analysis we considered, among others things, the rights of all the parties evidenced in the corresponding agreements and the matters over which the unanimous consent of the parties is required. We concluded that Board Reserved Matters include substantive participating rights related to the strategic financial and operating

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

decisions that ensure that no shareholder of SCUSA controls the significant decisions that would be expected to be made in the ordinary course of business.
What follows is an analysis of certain of the more critical substantive participating rights / Board Reserved Matters:

Substantive Participating Rights / Board Reserved Matters	Analysis
Contracts > $30 million
This provision requires the affirmative vote of the Sponsor Entity for entry into, or amendment or termination of, any contract or other agreement in an amount exceeding $30 million. This activity is intentionally broad and set at a low threshold ($30 million is only 0.01% of 2012 budgeted gross revenues) in order to encourage full and active participation by all of the Shareholders. We believe this activity satisfies ASC 810-10-25-11(b) as this clearly represents the establishment of an operating decision that would most certainly and significantly affect the economic performance of SCUSA.

Acquisition, sale or disposition of assets in excess of $50 million ($200 million in the case of loan pools / portfolio assets)
Net Interest Margin generation on Retail Installment Contracts represents the most significant P&L driver at SCUSA. At 12/31/2011, approximately 46% of SCUSA’s retail installment contract portfolio was acquired from other lenders. Loan pool purchases in large part, relate to transactions well in excess of $200 million. For example, during 2010, the company made 5 loan acquisitions ranging from $658.0 million to $3.8 billon. During 2011, the company acquired a loan portfolio with an approximate value of $4.1 billion. As such, this activity satisfies ASC 810-10-25-11(b) and 810-10-55-1(a) as this clearly represents the establishment of an operating decision that would most certainly and significantly affect the economic performance of SCUSA – 46% of its loan portfolio is acquired in this manner and would require agreement and participation by all Shareholders.

Legal Settlements >$10 million
The settlement by SCUSA of any litigation is set at $10 million which is low considering the size of the company. $10 million is less than 0.5% of Stockholders’ equity and less than 1% of pre-tax profit as at and for the year ended December 31, 2011, respectively. See ASC 810-10-55-1(g).

Dividends or other capital distributions
Determining when and how much in dividends or other capital distributions to declare is a significant decision that would affect SCUSA’s capital structure in a way that directly impacts SCUSA’s liquidity, growth, and value. Accordingly, this activity satisfies ASC 810-10-25-11(b) and 810-10-55-1(c) as this represents the establishment of a capital decision that would most certainly and significantly affect the economic performance of SCUSA. Moreover, this is a relatively frequent activity for SCUSA (e.g., SCUSA declared and paid $330 and $94 million in dividends in the second quarter and third quarter 2012, respectively, which were approved as part of the Board Reserved Matters).

Changes to director compensation
We believe the inclusion as a Board Reserved Matter of oversight and approval rights over director compensation is significant as it provides for all shareholders to have joint powers on such decisions.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Incurring debt in excess of $30 million
The shared ability to control SCUSA’s decisions on indebtedness is clearly an important capital decision in accordance with ASC 810-10-25-11(b) and 810-10-55-1(b). In addition, the $30.0 million is set relatively low considering the current size of lines of credit arrangements individually range from $258 million to $2.1 billion.

Annual budget approval	This Board Reserved Matter is considered a substantive participating right in accordance with ASC 810-10-25-11(b).
Equity issuances or repurchases	This provision speaks to the establishment of capital decisions which we believe is more akin to a protective right.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Hiring and termination of CEO, CFO, COO or changes to their compensation
Section 3.11(B) clause (xii) of SCUSA BYLAWS requires the affirmative vote of at least four directors nominated by Santander Holdings USA, Inc and three directors nominated by the Sponsor Entity for “Hiring or removal of the chief executive officer, the chief financial officer and the chief operating officer; changes in their compensation or in the compensation of any other executive officer; or the adoption, modification or termination of any equity-based incentive plans.”
Accordingly, this substantially reflects paragraph ASC 810-10-25-11(a) such that all shareholders would participate in determining the selection, termination, and compensation levels for management responsible for implementing the investee’s policies and procedures.
We note that the hiring and removal of the Chief Credit Officer is done by a simple majority of the board with the advice of the chief executive officer, and therefore, this board action is not one that requires the mutual consent of SHUSA and the Sponsor Entity.
We considered whether the fact that the Chief Credit Officer position is not one that is considered a Board Reserve matter would outweigh the various substantive participating rights described herein and lead to the conclusion that in fact SHUSA does have the ability to control SCUSA.
While the Chief Credit Officer’s role is significant, the role by itself is not determinative of holding a controlling interest. Instead all facts and circumstances should be considered. The Chief Credit Officer is generally responsible for providing support, direction, credit information, and recommending loan policies and procedures to ensure the overall quality of the institution’s lending portfolio. This role is generally defensive in nature and meant to safeguard the company against unreasonable lending/credit risk. We note that SCUSA’s business model is somewhat distinctive in this regard considering it approves over 90% of its loan applications. In addition, the Chief Credit Officer could not unilaterally dictate SCUSA’s lending and underwriting strategies, as any significant change in loan production would require funding through the budget that is subject to board approval as a Board Reserved Matter.
There is a significant amount of governance over SCUSA and its credit policies and practices. For example, all changes to approval standards are not only subject to review and approval by the Chief Credit Officer, but also require additional approval by other members of management depending on the size of the underwriting channels, percent of applications, etc. Logistically, this is governed by the certain committees overseen by a Board Committee and ultimately by the Board of Directors.
The inclusion of the hiring and termination of the Chief Credit Officer as a Board Reserved Matter was not considered necessary by the Sponsor Entity as their controlling interest over SCUSA was appropriately asserted through the Board Reserved Matters. Ultimately, the Chief Credit Officer has limited ability to control SCUSA’s credit decisions and must work within the parameters and the guidelines set by the board of directors within the annual budget which operates at a sufficiently low level such that any significant credit strategy changes would be determined and approved by the board.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Adoption / termination / modification of equity compensation plans	This Board Reserved Matter speaks to the establishment of operating and capital decisions which we believe is more akin to a protective right.
Changes to authorized stock	This Board Reserved Matter speaks to the establishment of capital decisions which we believe is more akin to a protective right.

We believe many of the preceding Board Reserved Matters represent significant decisions that would be expected to be made in the ordinary course of business, and would be important to the economic performance of SCUSA. We view the Board Reserved Matters to be at a sufficiently low level given the frequency of the transactions, the nature of the activities and the size of the company, in order to reach our conclusion that they are substantive.
We consider these matters to be day-to-day managerial decisions for which control is jointly shared. As a result, the Board Reserve Matters reflect the most significant and critical operating and capital decisions from a governance perspective and are viewed as substantive participating rights made in the ordinary course of business which are consistent with those normally expected to be addressed in carrying out the current business activities of SCUSA.
The Board Reserve Matters fall both within the definitions and examples of substantive participating rights in ASC 810-10-25-11, as well as within the spirit and intent of the guidance.

•
Your analysis of all related parties under ASC 810-10-25-44, if applicable, including how you identified the party within the related party group that is most closely associated with the VIE. If you determined that there is shared power between related parties, provide us with the authoritative literature that supports your conclusion.

Response: SHUSA, Banco Santander S.A., Mr. Dundon, DFS Sponsor Investments LLC (wholly-owned by Mr. Dundon), and DDFS LLC (wholly-owned by Mr. Dundon) are considered related parties for accounting purposes due to the de facto agent relationship between Mr. Dundon and Banco Santander S.A., as previously discussed.
However, we were not required to evaluate ASC 810-10-25-44 in order to determine the primary beneficiary since SCUSA is not a VIE. Even if SCUSA were a VIE, this paragraph would still not apply because SHUSA’s related party group does not possess the power to direct the activities of SCUSA that most significantly impact SCUSA’s economic performance, since the power to direct these activities is shared jointly between SHUSA and the Sponsor Entity, and the Sponsor Entity is not a related party of SHUSA.

•	Discuss your consideration of ownership transfers, or any restrictions thereon, as well as put and call options contemplated by the Shareholders Agreement.
Response: There are two noteworthy put/call options included in the Shareholders Agreement, the IPO put option and the Deadlock Put/Call option.
IPO Put Option: If after each of 4, 5 or 7 years after the purchase of an equity interest by Sponsor Entity in SCUSA, no IPO has been consummated, Sponsor Entity has the right to put back its shares to SCUSA for a period of 60 days after each of years 4, 5 or 7 at their fair market value. Since the IPO Put Option would be determined based on fair market value and is not based on a fixed price, it would not impact our accounting conclusion. In particular, we believe Sponsor Entity’s equity investment is still at risk, and we do not believe a fair value put creates a related party relationship between the parties.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Deadlock Put/Call Option: Under a deadlock provision in which Banco Santander S.A. and the Sponsor Entity cannot come to an agreement on Board Reserved Matters or Shareholder Reserved Matters, as defined in the Shareholders Agreement, the effect of which is that it is reasonably likely that SCUSA or any significant subsidiary will cease to continue as a going concern, Sponsor Entity may sell its equity interest to Banco Santander at 90% of the fair market value of its equity interest. Also, under a deadlock provision in which Banco Santander S.A. and Sponsor Entity cannot come to an agreement, Banco Santander S.A. may purchase Sponsor Entity’s equity interest at 120% of the fair market value of the equity interest.
We considered the impact of the Sponsor Entity’s ability to put at 90% fair value when there is an unresolved deadlock with respect to votes cast to support or veto changes to Board Reserved Matters in relations to whether the participating rights are substantive.
The objective of the Deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter (defined as those that will likely cause SCUSA or any significant subsidiary to default on any material obligation or cease to continue as a going concern) becomes impossible.
The Sponsor Entity’s ability to put shares back at 90% does not provide them with the ability to control the board and/or Board Reserved Matters. The put right held by the Sponsor Entity is exercisable at 90% of the then fair market value of the interest and thus would result in the Sponsor Entity’s forfeiture of 10% of the value of their interest if exercised. Furthermore, it is not expected that the Sponsor Entity would simply default to the views of SHUSA given this right would allow them to go to binding arbitration or hold out for SHUSA to offer to purchase shares at 120% of fair value. By design, the dispute resolution provisions and deadlock provisions were structured such that the buy-out options (either 90% put by the Sponsor Entity or 120% call by SHUSA) would result in a substantial economic penalty such that each party viewed the right as a last resort option. As such, neither the Sponsor Entity nor SHUSA is provided with the unilateral right to buy or the power to control SCUSA. We also believe there is nothing inherent in this Deadlock provision that would create a related-party relationship.

12.
We note your disclosure on page 85 that the Shareholders Agreement also requires unanimous approval of all shareholders for certain board reserved matters. Please revise your disclosure in future filings to discuss the nature of Board Reserved Matters as well as Shareholder Reserved Matters that most significantly impact SCUSA’s performance. Also, disclose how the voting structure differs for these two types of matters, and clarify what activities require a unanimous vote as compared to a majority vote.

Response: The Company acknowledges the Staff’s comment and confirms that in its next future filing, expanded disclosures will be made to include the following additional disclosure related to the SCUSA Transaction:
“Santander Consumer USA, Inc. (SCUSA), a specialized consumer finance company engaged in the purchase, securitization, and servicing of retail installment contracts originated by automobile dealers, was a consolidated subsidiary prior to December 31, 2011.
On December 31, 2011, SCUSA increased its share capital through the issuance of shares to third party investors through a sponsor entity (the “Sponsors”) and certain members of its management for approximately $1.16 billion, resulting in a dilution of the Company’s ownership in SCUSA to approximately 65%.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Also on December 31, 2011, SCUSA's investors entered into ~~a shareholder~~ an agreement (the “Shareholders Agreement”) providing each of its investors with several ~~board representation, governance, registration and other rights with respect to their ownership interest in SCUSA~~ substantive participating rights and certain protective rights known as “Board Reserved Matters” and “Shareholder Reserved Matters”, thereby requiring each of its investors to jointly manage SCUSA and share control over it.
The Board Reserved Matters include significant strategic financial and operating decisions including decisions related to the approval of certain significant contracts; asset acquisitions, sales or dispositions; dividends or other capital distributions; director compensation; budget approvals; equity compensation plans; and the appointment, compensation and termination of certain executives that represent substantive participating rights.
The Shareholder Reserved Matters further includes certain significant governance decisions related to the dissolution or bankruptcy of the company, non pro-rata reductions to share capital, change of company name or jurisdiction of incorporation, changes in board structure, sale or merger of company or a significant subsidiary or similar transactions, sale or disposition of substantially all assets of the company or a significant subsidiary and changes in principal line of businesses that represent protective participating rights.
The Shareholder Reserved Matters require a 100% vote of all shares held by SHUSA, Dundon and the Sponsors. The Board Reserved Matters requires the affirmative vote of at least four of seven SHUSA directors; and the affirmative vote of at least three of five directors from both Dundon and the Sponsor directors, collectively, where Dundon is entitled to one vote and the Sponsor directors are entitled to four votes.
~~As a result, the Company’s ownership interest was reduced to approximately 65% and its power to direct the activities that most significantly impact SCUSA’s economic performance was reduced so that the Company no longer has a controlling interest in SCUSA. Accordingly,~~ These substantive participating shareholder rights preclude the Company from controlling SCUSA. As a result, SCUSA was deconsolidated on December 31, 2011, and is accounted for as an equity method investment.”

Note 6 – Loans, page 90

13.
We note that your disclosure of the major categories of loans pursuant to ASC 310-10-45-2 differs from the classes of loans you utilize to determine your allowance for loan losses. Please revise your disclosure in future filings to disclose your recorded investment by the loan classes you utilize in determining your allowance for loan losses so that a reader may relate the credit quality information presented to the balance of loans in those categories.

Response: The Company acknowledges the Staff’s comment and will enhance its credit quality disclosures in future filings by including a reconciling table of its recorded investment classified based on its major loan categories and the loan categories used to develop the allowance for loan and lease losses similar to the following:

The following table reconciles the Company’s recorded investment classified by its major loan classifications to its loan classifications utilized in its determination of the allowance for loan losses and other credit quality disclosures at December 31, 2011:

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

	Credit Quality Classification (2)
($ in thousands)
Major Loan Classifications (1)	Corporate Banking	Continuing Care Retirement Communities	Middle Market Commercial Real Estate	Santander Real Estate Capital	Remaining Commercial	Total
Commercial loans held for investment:
Commercial Real Estate	$4,033,988	$175,444	$3,117,523	$2,839,714	$386,505	$10,553,174
Commercial and Industrial loans	10,696,040	54,501	289,103	27,591	17,057	11,084,292
Multi-family loans	222,269	—	447,694	6,430,657	—	7,100,620
Other	292,063	—	—	—	859,044	1,151,107
Total commercial loans held for investment	$15,244,360	$229,945	$3,854,320	$9,297,962	$1,262,606	$29,889,193

(1)	These loans represent the Company’s loan categories based on the United States Securities and Exchange Commission’s Regulation S-X article 9.

(2)	These loans represent the Company’s loan classes used to determine its allowance for loan and lease losses in accordance with ASU 2010-20.

	Credit Quality Classification(2)
($ in thousands)
Major Loan Classifications(1)	Home Mortgages(3)	Self-originated home equity	Indirect Auto	Indirect Purchased	Credit Cards	Remaining Consumer	Total
Consumer loans secured by real estate:
Residential Mortgages	$11,284,106	$—	$—	$—	$—	$1,444	$11,285,550
Home Equity loans and lines of credit	—	6,504,482	—	—	—	364,457	6,868,939
Total consumer loans secured by real estate	11,284,106	6,504,482	—	—	—	365,901	18,154,489
Consumer loans not secured by real estate:
Auto loans	—	—	761,590	—	—	196,755	958,345
Other	—	—	—	1,832,298	187,995	285,060	2,305,353
Total Consumer loans held for investment	$11,284,106	$6,504,482	$761,590	$1,832,298	$187,995	$847,716	$21,418,187

(1)	These loans represent the Company’s loan categories based on the United States Securities and Exchange Commission’s Regulation S-X article 9.

(2)	These loans represent the Company’s loan classes used to determine its allowance for loan and lease losses in accordance with ASU 2010-20.

(3)	Home Mortgages exclude $352.5 million of loans held for sale.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

14.
Your disclosure on page 51 indicates that you utilize loss severity assumptions based on recent loss experience for six loan-to-value bands within the loan portfolio. Similarly, you disclose that you monitor credit scores for your consumer and small business loans. As these appear to be a credit quality indicator as defined in ASC 310-10, please revise future filings to disclose the following:

•	For your home equity and residential loan portfolios, disclose the balance of loans in each of these six loan-to-value bands for each relevant class of loans.

•	For your consumer and small business loans, disclose the balance of loans by credit scores.

•	Disclose the date or range of dates that this information was updated. Refer to ASC 310-10-50-29.
Response: The Company acknowledges the Staff’s comment and will enhance its credit quality disclosures in future filings by revising its credit quality indicators and related disclosures similar to the following:
Remaining consumer and credit card financing receivables by credit score are summarized as follows (in thousands):

June 30, 2012 Credit Score Range(2)	Remaining Consumer Balance	Percent	Indirect Auto Balance	Percent	Credit Cards Balance	Percent
<620	66,661	8.1%	141,439	30.9%	12,433	6.56%
620-639	19,429	2.4%	18,773	4.1%	5,841	3.08%
640-659	22,196	2.7%	17,524	3.8%	8,927	4.71%
660-679	29,060	3.5%	20,891	4.6%	14,738	7.78%
680-699	30,654	3.7%	18,845	4.1%	22,252	11.74%
700-719	37,542	4.6%	23,502	5.1%	27,573	14.55%
720-739	33,060	4%	19,975	4.4%	26,700	14.09%
740-759	28,717	3.5%	17,312	3.8%	22,633	11.94%
760-779	21,761	2.7%	13,979	3.1%	18,114	9.56%
780-799	21,294	2.6%	13,619	3%	14,267	7.53%
>=800	77,189	9.4%	52,804	11.5%	15,369	8.12%
N/A(1)	433,440	52.8%	99,084	21.6%	651	0.34%
Total	$821,003	100%	$457,747	100%	$189,498	100%

(1)	Consists primarily of non-strategic auto loans in run-off serviced by others. Loans serviced by other do not receive refreshed FICO scores.

(2)	Credit scores updated quarterly.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

December 31, 2011 Credit Score Range(2)	Remaining Consumer Balance	Percent	Indirect Auto Balance	Percent	Credit Cards Balance	Percent
<620	45,971	5.4%	184,904	24.3%	14,402	7.66%
620-639	11,263	1.3%	25,577	3.4%	6,164	3.28%
640-659	13,524	1.6%	28,646	3.8%	9,579	5.09%
660-679	18,571	2.2%	32,956	4.3%	13,736	7.31%
680-699	18,710	2.2%	33,067	4.3%	20,761	11.04%
700-719	22,023	2.6%	35,438	4.7%	27,080	14.41%
720-739	19,908	2.4%	30,904	4.1%	26,162	13.92%
740-759	18,928	2.2%	26,629	3.5%	22,806	12.13%
760-779	13,419	1.6%	20,087	2.6%	17,288	9.2%
780-799	13,523	1.6%	18,711	2.4%	14,186	7.55%
>=800	61,949	7.3%	61,670	8.1%	15,449	8.21%
N/A(1)	589,927	69.6%	263,001	34.5%	382	0.2%
Total	$847,716	100%	$761,590	100%	$187,995	100%

(1)	Consists primarily of non-strategic auto loans in run-off serviced by others. Loans serviced by other do not receive refreshed FICO scores.

(2)	Credit scores updated quarterly.
Home mortgage and self-originated home equity financing receivables by combined loan to value (CLTV) range are summarized as follows:
June 30, 2012

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

	Home mortgages		Self-originated home equity
CLTV Range (1)	UPB	Percent	UPB	Percent
	($ in thousands)
<=80%	$7,971,319	68.7%	$4,117,511	63.8%
80.01 - 90%	909,042	7.8%	909,480	14.1%
90.01 - 100%	734,819	6.3%	435,559	6.7%
100.01 - 120%	614,592	5.3%	492,727	7.6%
120.01 - 140%	258,873	2.3%	194,862	3%
>140%	286,119	2.5%	167,672	2.6%
N/A	824,588	7.1%	140,999	2.2%
Total	$11,599,352	100%	$6,458,810	100%

(1)	CTLV is inclusive of sr. lien balances and updated as deemed necessary

December 31, 2011

	Home mortgages		Self-originated home equity
CLTV Range (1)	UPB	Percent	UPB	Percent
	(in thousands)
<=80%	$7,494,117	64.4%	$4,026,110	61.9%
80.01 - 90%	1,182,827	10.2%	959,302	14.7%
90.01 - 100%	792,559	6.8%	459,108	7.1%
100.01 - 120%	696,833	6%	525,413	8.1%
120.01 - 140%	283,633	2.4%	207,370	3.2%
>140%	308,112	2.7%	175,064	2.7%
N/A	878,496	7.5%	152,115	2.3%
Total	$11,636,577	100%	$6,504,482	100%

(1)	CTLV is inclusive of sr. lien balances and updated as deemed necessary

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

The Indirect purchased portfolio consists of non-strategic (run-off) loans.

June 30, 2012	Indirect purchased
(in thousands)
Performing	$1,639,196
Non-performing	3,520
Total	$1,642,716

December 31, 2011	Indirect purchased
(in thousands)
Performing	$1,830,293
Non-performing	2,005
Total	$1,832,298

Note 22 – Commitments and Contingencies, page 128
Trust PIERS, page 130

15.
We note your disclosure that as a part of the PIERS litigation, you recorded an accrual of approximately $344 million, a portion of which was to accrete the principal amount of the PIERS to the $50 par amount. Please revise your future filings to disclose the facts and circumstances considered when concluding that you should no longer accrete these securities to par until their maturity in 2034. For example, disclose if the change in control also changes the terms of the instruments (such as maturity or redemption date) as well as the interest rate or whether your intent to repay these securities prior to maturity has changed.

Response: Our conclusion in the fourth quarter of 2011 to no longer accrete these securities to par until their scheduled maturity in 2034 was based on the December 2011 determination by the court that a change of control occurred and the provisions of the underlying debenture that specify that the securities would thereby accelerate their accretion to par. The Company acknowledges the Staff’s comment and noted the following from an 8-K filed on September 12, 2012 by SHUSA. We will revise our next periodic filing to include language similar to the following:
On December 17, 2010, The Bank of New York Mellon Trust Company, National Association (the “Trustee”) filed a complaint in the U.S. District Court for the Southern District of New York solely as the Trustee for the Trust Preferred Income Equity Redeemable Securities (“Trust PIERS”) under an Indenture dated September 1, 1999, as amended, against Santander Holdings USA, Inc. (“SHUSA”). The complaint asserts that the acquisition by Banco Santander, S.A. (“Santander”) of SHUSA on January 31, 2009, constituted a “change of control” under the Trust PIERS.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

If the acquisition constituted a “change of control” under the definitions applicable to the Trust PIERS, SHUSA would be required to pay a significantly higher rate of interest on subordinated debentures of SHUSA held in trust for the holders of Trust PIERS and the principal amount of the debentures would accrete to $50 per debenture as of the effective date of the “change of control”.  There is no “change in control” under the Trust PIERS, among other reasons, if the consideration in the acquisition consisted of shares of common stock traded on a national securities exchange.  Santander issued American Depositary Shares in connection with the acquisition which were and are listed on the New York Stock Exchange.  The complaint asks the Court to declare that the acquisition of the Company was a “change of control” under the Indenture and seeks damages equal to the interest that the complaint alleges should have been paid by the Company for the benefit of holders of Trust PIERS.
On December 13, 2011, the Court issued its decision granting the Trustee’s motion for summary judgment and denying the Bank’s cross-motion. The Court ruled that the term “common stock” used in the Indenture’s “change of control” provision does not include ADSs and, therefore, a Change of Control occurred.
The Court referred the matter of damages to a magistrate judge for an inquest, and on September 12, 2012, the magistrate judge issued a recommendation that the interest on the PIERS be reset at 13.61% per annum for all periods subsequent to January 31, 2009, and that the damages due to the holders of the Trust PIERS should be $305,626,022.00, costs and attorneys’ fees in the amount of $3,160,012.31, and accrued prejudgment interest on the unpaid fees and costs in the amount of $130,150.23.
Following the December 13, 2011 decision by the Court, at December 31, 2011, SHUSA recorded a reduction of pre-tax income of $344.2 million for the Trust PIERS litigation.  Of that total, $70.8 million represented the liability for accrued interest at the rate of 7.410% from January 31, 2009 to December 31, 2011, and the remaining $273.4 million was recorded as Other Expense on Statement of Operations and a credit to the debt obligation to accrete the principal amount of each Trust PIERS security to $50.  As a result of the magistrate judge’s recommendation on damages, the Company will record an additional $258.5 million reduction in pre-tax income as of September 30, 2012, and will commence accruing interest on the Trust PIERS at a rate of 13.61% per annum.
SHUSA intends to file objections to the magistrate judge's recommendation on damages and appeal the finding that the acquisition was a “change of control” (and if necessary the damages assessment).

Item 10. Directors, Executive Officers and Corporate Governance, page 149
Directors of SHUSA, page 149

16.
For each of your directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully confirms the Company will disclose in future Annual Reports on Form 10-K, the specific experience, qualifications, attributes or skills considered in selecting persons serving as directors. In addition to the information already included under Item 10 of our Form 10-K about the background of our Directors, we will also include disclosure substantially similar to the following information.

Jerry Grundhofer is a seasoned banker and brings extensive leadership experience to the Board of Directors in all aspects of retail and commercial banking including risk management, financial reporting, compensation and regulatory compliance. His lengthy career in the commercial banking industry includes serving as Chairman

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

and CEO of U.S. Bancorp and its predecessor Firstar and Star Banc Corporation and serving on the Boards of several publicly traded companies including Citigroup, Citibank, N.A. , U.S. Bancorp and the Midland Company Inc.

Jose Antonio Alvarez brings significant financial expertise to the Board and currently serves as the Executive Vice President of Financial and Investor Relations for Banco Santander and previously served as Financial Director at BBVA and Corporacion Bancaria de España, S.A. (Argentina).

Gonzalo de Las Heras brings extensive leadership and financial services expertise to the Board and has served as Executive Vice President supervising Santander’s US business until October 2009, when he retired, and currently serves on the Board of several of the Group’s affiliates. Mr. de Las Heras held various positions at J.P. Morgan, lastly as Senior Vice President and Managing Director heading its Latin American division. He served as a Director of First Fidelity Bancorporation until its merger with First Union, and also served on the New York State Banking Board. He is a director and past chairman of the Foreign Policy Association and a Trustee and past chairman of the Institute of International Bankers.

Thomas Dundon has extensive leadership experience and industry knowledge that he brings to the Board and is the Chief Executive Officer of Santander Consumer USA, Inc. and serves on its Board of Directors. He is an expert on consumer finance, especially on auto loan financing.

Stephen Ferriss has extensive global financial experience that he brings to the Board of Directors and has served as President and Chief Executive Officer of Santander Central Hispano Investment Services. Mr. Ferriss has served on the Board of publicly traded international companies and has served as the Chairman or a member of their Audit Committees.

Jose Maria Fuster has extensive experience in Operations and Information Technology that he brings to the Board and currently serves as the Chief Information Officer of Banco Santander, S.A. Mr. Fuster’s previous experience includes working for IBM, Arthur Andersen, Citibank and NatWest Bank prior to joining the Santander Group.

Carlos Garcia brings extensive global experience to the Board, both in the private and public sector, having served 19 years in the financial services industry, including serving as Chairman of the Board, President and Chief Executive Officer of the Government Development Bank for Puerto Rico, Chairman of the Puerto Rico Fiscal Restructuring and Stabilization Board, Chief Operating Officer of Santander Bancorp, President of Banco Santander Puerto Rico, and Vice-Chairman, President and Chief Executive Officer of Santander Securities Corporation. He is an elected member to the Board of Directors of the Federal Home Loan Bank of Pittsburgh. He is in charge of regulatory affairs for Santander in the U.S.

John Hamill has a wealth of experience in the financial services industry that he brings to the Board of Directors. He has been working in the banking industry for over 45 years and serves on the boards of several leading institutions and not-for-profit organizations.

Marian Heard is widely respected in both the not-for-profit and for-profit communities, has served as past president and chief executive officer of the United Way of Massachusetts and the past CEO of the United Way of New England and brings extensive leadership experience to the Board of Directors. She has served as Director of trustee of numerous national and local non-profit institutions and has chaired Compensation and Audit Committees for Fleet Bank, Liberty Mutual, Blue Cross and Blue Shield of Massachusetts and CVS Caremark Corporation.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Jorge Moran is currently the Chief Executive Officer of the Company and brings extensive international financial services experience to the Board, previously serving as head of the Global Insurance Business of Banco Santander and a member of the Group’s management Committee, Head of Asset Management, Chief Operating Officer and member of the Board of Directors of Santander’s business in the United Kingdom.

Alberto Sanchez has significant global experience and financial services and investment expertise that he brings to the Board. He is the Head of Strategies and Specialty Finance of the US for Banco Santander and has previously served in various leadership roles within Santander, including Head of Equity Research and Head of Spanish Equities and Macroeconomics Research.

Wolfgang Schoellkopf has served a leadership role in the banking industry which includes investment and international experience and enables him to assist the Board of Directors in overseeing all aspects of the Company’s financial operations. His experience includes serving as General Manager of Bank Austria’s Group’s U.S. operations and as Chief Financial Officer of First Fidelity Incorporated and he serves or has served on several corporate boards and their Audit and Compensation Committees.

Juan Andres Yanes is the Chief Compliance and Internal Controls Officer and has been involved in Investment Banking, Corporate Finance and the Financial Markets within the Santander organization for over 20 years and previously served as the Deputy Chief Risk Officer for the Grupo Santander Risk Division and Chief Corporate Officer of Santander US. He brings this extensive risk and compliance experience to the Board.

Matters Relating to the Audit Committee of the Board, page 153

17.	Please provide the disclosures that relate to your audit committee financial expert. Refer to Item 407(d)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms the Company will identify the audit committee financial expert in future Annual Reports on Form 10-K. The Board of Directors has designated Mr. Wolfgang Schoellkopf as its “audit committee financial expert” as such term is defined by the SEC Rules and Regulations.

Item 12. Executive Compensation, page 163
Benchmarking, page 163

18.
You disclose on page 163 that you did not utilize benchmarking in 2011 with respect to the compensation of the named executive officers. However on page 160 you disclose that you use “market benchmark for the position” when calculating a base bonus amount for each of your participants in the Executive Bonus Program. Please explain the apparent inconsistency. If you did engage in benchmarking, please identify the companies you used in your analysis.

Response: The Company acknowledges the Staff’s comment and will include additional disclosure in future filings, to the extent applicable, similar to the following:

In 2011, the Company did not undertake any benchmarking with respect to our named executive officer’s compensation. In previous years, the Company has used compensation surveys and databases to assist it in setting certain of its executive officers’ overall compensation. This information has, in part, carried over to the

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

executives’ compensation in subsequent years, including for 2011. The following was the benchmarking that the Company undertook for our 2011 named executive officers and the applicable peer groups:

•
For Mr. Messrs, Morán and Jaramillo, the Company undertook benchmarking in 2010, using data extracted from public information. The peer group that the Company used was Hudson City Bancorp, Inc., Fifth Third Bancorp, KeyCorp, Huntington Bancshares, Inc., People´s United Financial, Inc. M&T Bank Corp., and Webster Financial Corp.

•
For Messrs, Sabater and Matos, the Company performed an analysis in 2009 using information from Towers Perrin’s CDB U.S. Commercial Banks Database. The peer group that the Company used was Citizens Financial Group, Inc., HSBC North American Holdings, Inc., Huntington Bancshares, Inc., M&T Bank Corporation, People’s United Financial, Inc., PNC Financial Services, Inc., TD Bank, U.S. Bancorp, Wachovia, and Webster Financial Corp.

•
For Mr. Dundon, the Company performed an analysis using market data extracted from the 2009 Towers Perrin’s CDB U.S. Financial Services Executive Database. The peer group that the Company used was financial institutions with less than $20B in assets

•	The Company did not benchmark Mr. Yanes’ compensation.

Our future filings will disclose the extent to which the Company benchmarks the compensation of our named executive officers and the applicable peer group(s) used in such benchmarking.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 195
Loans to Directors and Executive Officers, page 200

19.
Please confirm, if true, that your loans to directors and executive officers were made on substantially the same terms to “persons not related to the lender” rather than “similar customers.” If not true, please provide the required disclosures for such loans as Item 404(a) of Regulation S-K requires. Refer to Instruction 4(b) of Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will include in future Form 10-K filings the information required by Item 404(a) of regulation S-K for any loans made to related persons (other than those excluded by Instruction 4(b)) covered by Item 404(a) where such loans have been made under a broad-based, non-discriminatory program available to all of the Company’s employees that offers a discounted interest rate to employees. All such loans are made in the ordinary course of business and do not involve more than the normal risk of collectability or present other unfavorable features.

Item 15. Exhibits and Financial Statement Schedules, page 203
Exhibit 10.2 and 10.3

20.
Please file the exhibits to these exhibits that were not filed as part of your Form 10-K. Specifically, Exhibits A, B, D and F-O to Exhibit 10.2 and Exhibits A-K to Exhibit 10.3 do not appear to have been filed.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Response: We will be requesting confidential treatment for the foregoing exhibits when we file them with our next periodic filing such that portions of these exhibits be maintained in confidence, not be made part of any public record, and not be disclosed to any person as it contains confidential information. These exhibits were determined not to be material to investors.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Consolidated Financial Statements, page 7
(4) Loans and Allowance for Credit Losses, page 14

21.
We note that your non-accrual loans and leases as a percentage of loan category is significantly higher for residential mortgages than it is for your consumer loans secured by real estate, which appear to consist of home equity loans and lines of credit. Please revise your disclosure in future filings to address the following:

Response: Set forth below is our response to each of the Staff’s comments in connection with the Company’s residential mortgage, home equity loans, and home equity line of credit portfolios.

•	Expand your disclosure to discuss the reasons why you believe this trend is occurring.
The Company confirms it will enhance its disclosure in future filings by expanding the Company’s discussion and explanations of significant and/or unusual non-performing loan trends by portfolio in the “Nonperforming assets” section of its MD&A similar to the following:

Nonperforming loans (NPLs) in the residential mortgage loan portfolio were $439 million, or 3.9 percent of $11.6 billion outstanding as of June 30, 2012. This ratio of NPL is significantly higher than the 1.71 percent NPL ratio of the consumer loans secured by real estate as of June 30, 2012. Several factors have contributed to higher NPL ratio in the residential mortgage loan portfolio including (1) resolution challenges, (2) contribution of higher risk segments and (3) out-of-footprint loans (defined as loans that have collateral located outside of the Company’s geographic footprint).

Throughout 2012 NPL has been challenged due to a low level of post foreclosure closings. While the foreclosure moratorium was lifted and activity resumed in the fourth quarter of 2011, delays in PA, NJ and NY are limiting balances being removed from NPL via this source and contributing to a higher NPL ratio trend in 2012. Overall, 51 percent of residential mortgage loans in NPL were in foreclosure as of June 30, 2012. The highest concentrations were observed in New Jersey (28 percent), New York (14 percent) and Pennsylvania (11 percent). In contrast, the proportion of NPL for consumer loans secured by real estate in foreclosure totaled 28 percent. The foreclosure closings issue has a greater impact on the residential mortgage portfolio than the consumer real estate secured portfolio due to the larger volume of loans in first lien position. Approximately, 90 percent of the NPL balance in the residential mortgage portfolio is secured by a first lien, while only 38 percent of the NPL balance in the consumer real estate secured portfolio is in first lien. Consumer real estate secured NPL loans may get charged off more quickly, due to the lack of equity to foreclose from a second lien position.

Additionally, the residential mortgage loan portfolio also consists of $1.3 billion, or 13 percent of Alt-A loans which do not exist in the consumer loans secured by real estate portfolio. The Alt-A segment consists of loans with limited documentation requirements which were originated via brokers outside of the Company’s geographic footprint; out-of-footprint loans represent 42 percent of the $1.3 billion

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

in Alt-A outstandings. As of June 30, 2012, Alt-A balances represented $179 million, or 41 percent of the total NPL balances of $439 million. The performance of the Alt-A segment has remained poor, averaging a 13 percent NPL ratio month-over-month through June 30, 2012. Alt-A mortgage originations were discontinued in the first quarter of 2009 and have continued to run off at an average rate of 1.4 percent per month. Alt-A NPL balances represented 64 percent of the total residential mortgage loan portfolio NPL balance in Q1 2009 versus 41 percent in of June 30, 2012. As the Alt-A segment runs off and higher quality residential mortgages are added to the portfolio, the shift in product mix is expected to produce lower NPL levels.

Finally, the proportion of out-of-footprint loans is significantly higher in the residential mortgage portfolio than in the consumer loans secured by real estate portfolio. Historically, the NPL ratio for out-of-footprint loans has performed worse compared with in footprint lending. A total of $1.2 billion or 11 percent of the residential mortgage loan portfolio was originated with collateral located outside of the bank’s geographic footprint. Out-of-footprint NPL balances for the residential mortgage loan portfolio were $93 million, or 8 percent as of June 30, 2012. The out of footprint NPL balance represented 20 percent of total NPL balance for the residential mortgage loan portfolio. In comparison, the consumer loans secured by real estate portfolio has significantly less out of footprint loans, with a total of $56 million or 0.88% originated with collateral located outside of the bank’s geographic footprint. The out-of-footprint NPL balance represented only 2% of total NPL balance for the consumer loans secured by real estate portfolio.

•
For the home equity loans and lines of credit that are secured by a second lien, disclose if you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.

The Company confirms it will enhance its disclosure in future filings by expanding the Company’s discussion of its significant considerations in determining the appropriate allowance for loan loss levels in connection with its home equity loans and lines of credit in the “Allowance for Credit Losses” section of its MD&A similar to the following:

The Company does not currently have the ability to track whether or not a first lien is in default if we do not hold or service the loan. As a result, this information is not explicitly incorporated into the Allowance for Loan & Lease Losses calculation. However, FICO scores for home equity borrowers are refreshed quarterly to monitor changes in the borrowers’ credit profile.  In addition, allowance models and reserve levels are back-tested on a quarterly basis to ensure both remain within established standards. As a result, management believes that the current allowance for loan and lease losses are maintained at a level sufficient to absorb inherent losses in the portfolio.

•
Revise to disclose the amount of amortizing vs. interest only loans. For interest only loans, disclose the percentage of borrowers in an initial interest only period and the percentage of those borrowers who are only paying the minimum amounts due.

See the Company’s response below.

•	Disclose when these loans will begin amortizing.
See the Company’s response below.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

•
Discuss the differences in the delinquency rates of amortizing and non-amortizing loans and the reasons for differences in these trends. Discuss whether you believe these trends will change when the loans begin to amortize.

Residential interest only loans that are in their respective amortization periods had higher non-performing delinquency rates than those that have not entered amortization. Also, the additional principal payment required suggests that non-amortizing loans may experience an upward trend in delinquency due to the inability of the borrower’s to afford the higher payment. The current concentration of interest only loans that have not amortized represents only 2 percent of the residential mortgage loan portfolio. We refer to the following credit quality measures:

						Loans Where Customer is Paying More Than Min Due

Residential Loans - Interest Only by Amortization Start Date (Year)	Current Unpaid Balance	Delinquency		Non-Performing Loans
	($mm)	($mm)%		($mm)%		($mm)%

2012	$18.3	$1.2	6.5%	$2	10.9%	$3.5	19.1%
2013	$19	$0.6	3.1%	$1.3	6.8%	$4.4	23.2%
2014	$30.3	$1.4	4.6%	$1.7	5.6%	$4.3	14.1%
2015	$72	$2.4	3.3%	$5.5	7.7%	$17.9	24.8%
2016	$46	$4.1	9.1%	$4.5	9.8%	$7	15.3%
2017 or Later	$76	$2.1	2.8%	$3	4%	$7.3	9.6%
Total	$261.6	$11.8	4.5%	$18	6.9%	$44.4	17%

Residential Loans - Interest Only Loans that are in Amortization Period	Current Unpaid Balance	Delinquency		Non-Performing Loans
	($mm)	($mm)%		($mm)%

Amortizing due to Restructuring (TDR)	$308.7	$10.6	3.4%	$15.6	5.1%
Amortizing due to Contractual Terms	$134.1	$6.7	5%	$19.6	14.6%
Total Amortizing	$442.8	$17.3	3.9%	$35.2	8%

The Company notes that residential interest only loans represents less than 1.4% of its total loan and lease portfolio. Accordingly, the Company does not believe the foregoing level of disclosure related to its residential interest only loan portfolio is necessary for inclusion in future filings. To the extent the preceding trends or residential interest only loan balances become material or significantly impact our financial results, the Company will provide appropriate disclosures accordingly.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Item 2. Management’s Discussion and Analysis, page 66
Results of Operations, page 73
Provision for Credit Losses, page 78

22.
Your disclosure indicates that your provision for loan losses decreased due to overall credit quality improvement. We also note in your disclosure on page 21 that while total past due loans have decreased during the period, amounts reported for certain delinquency buckets in the various loan categories actually increased during the period. For example, continuing care retirement community loans past due greater than 90 days increased materially. Please revise future filings to discuss how various movements in the delinquency categories are considered by class of loan so that a reader may understand how credit quality trends are considered for each class, including how improvements in one class may offset declines in another.

Response: Since provisions are reported at a more aggregated level than delinquency metrics, individual portfolio classes may exhibit different trends than the aggregate, and may have different provision trends at the individual class level than what is reported in the aggregate. Delinquency trends generally impact the Company’s provisioning levels of its consumer portfolios more significantly than its commercial portfolios. In future filings, we will discuss in more detail how various movements in the delinquency categories are considered by class of loan so that a reader may understand how credit quality trends are considered for each class.

Income tax provision/(benefit), page 81

23.
We note your disclosure on page 39 of your Form 10-K for the period ended December 31, 2011 that you reversed a significant portion of your deferred tax asset valuation allowance in 2009 and 2010 due to revised estimates of the company’s future profitability, including the impact of the contribution of SCUSA. Please revise your disclosure in future filings to discuss the impact that the sale of 35% of SCUSA has had on your conclusion that your deferred tax assets continue to be more likely than not to be realized.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the SCUSA Transaction reduced the Company’s ownership interest in SCUSA to 65%. Please refer to Footnote 3 – SCUSA Transaction of our Form 10-K for the actual details of the transaction. To clarify the impact of the SCUSA Transaction to our deferred tax asset valuation, we will revise our disclosure in future Form 10-K filings as follows:

Despite the decrease in the Company’s ownership in SCUSA as a result of the 2011 SCUSA transaction (see Note 3 to the accompanying financial statements), the Company continues to forecast sufficient taxable income from its subsidiaries and expected on-going taxable dividend income from SCUSA to enable it to realize its deferred tax assets. The Company’s valuation allowance for certain deferred tax assets is due to certain limitations under the tax rules for deferred tax assets that will remain unused after the carry-forward periods have expired regardless of the level of future taxable income.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

24.
In addition to our comment above, considering the level of subjectivity and judgment necessary when evaluating deferred tax asset valuation allowances, please revise your critical accounting policies disclosure in your future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance (e.g. estimates and assumptions). Refer to section V (Critical Accounting Estimates) of our Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm. Provide the following in your future disclosure:

•	Identify and describe the specific assumptions utilized for each estimate.

•	Identify the source of those assumptions and how you selected the assumptions.

•	Discuss how accurate the estimate/assumption has been in the past.

•	Discuss how much the estimate/assumption has changed in the past.

•	Discuss whether the estimate/assumption is reasonably likely to change in the future and if so, discuss reasonably likely outcomes that may occur.
Response: The Company acknowledges the Staff’s comment and respectfully notes the disclosure in page 43 of our Form 10-K that the Company periodically evaluates its deferred tax asset valuation allowances by considering all positive and negative evidence related to the realization of the deferred tax assets. This evaluation considers historical financial performance, expectation of future earnings, our ability to carry back losses to recoup taxes previously paid, length of statutory carry forward periods, experience with operating loss and tax carry forwards not expiring unused, tax planning strategies and timing of reversals of temporary differences. To provide greater insight into the quality and variability of information regarding the estimates and assumptions used in our evaluation, we will revise our disclosure in future Form 10-K filings as follows:
The Company bases its expectations of future earnings, which are used to assess the realizability of its deferred tax assets, on financial performance forecasts of its operating subsidiaries and unconsolidated investees. The budgets and estimates used in these forecast are approved by Management. The assumptions underlying the forecasts are reviewed periodically and adjusted as necessary based on current developments or when new information becomes available. Since 2009, when we first reversed a portion of our valuation allowances based on projected taxable income, variances between the Company’s forecasts and its actual performance have not been significant enough to alter the Company’s conclusions with regards to the realizability of its deferred tax assets. The Company forecasts sufficient taxable income to fully realize its current deferred tax assets. Forecasted taxable income is subject to changes in overall market and global economic conditions.
In connection with responding to your comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Should you require further clarification of any of the issues raised in this letter, please contact Guillermo Sabater at (617) 757-5610.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
October 5, 2012

Sincerely,
/s/ Guillermo Sabater

Guillermo Sabater
Chief Financial Officer

cc: Jorge Moran, Chief Executive Officer